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                    UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


*  *  *  *  *  *  *  *  *  *  *  *  *  *  *  *  *  *  *
In the Matter of                   *
                              *
ENTERGY CORPORATION           *    CERTIFICATE
                              *    PURSUANT TO RULE 24
File No. 70-9723                   *
                              *
(Public Utility Holding Company         *
Act of 1935)                       *
*  *  *  *  *  *  *  *  *  *  *  *  *  *  *  *  *  *  *


     Pursuant to Rule 24 promulgated by the Securities and

Exchange Commission ("SEC") under the Public Utility Holding

Company Act of 1935, as amended ("Act"), as modified by the

application-declaration in the above referenced file (the

"Application Declaration") and the related order dated January 5,

2001 ("January 2001 Order"), this is to certify that the

following transactions were carried out during the period

commencing January 1, 2002 and ending March 31, 2002 (the

"Reporting Period") by Entergy Corporation and its Nonutility

Companies,1 pursuant to the authorization of the SEC under the

January 2001 Order.

Authorized Transactions

     Pursuant to the January 2001 Order, Entergy and its

Nonutility Companies, among other things, are authorized to

acquire, through December 31, 2005, up to $1.2 billion in Energy-

Related Assets and/or Energy-Related Equity Securities.

     During the Reporting Period, Entergy and its Nonutility

Companies participated in the following transactions:

I.   Value and Description of Energy-Related Assets and/or Energy-

     Related Equity Securities Acquired

     During the Reporting Period, Entergy Koch, LP indirectly

through a subsidiary spent $12,231,775 on construction of Energy-

Related Assets.

II.  Description of Securities Issued in Connection with

     Acquisitions of Energy-Related Assets and Energy-Related

     Equity Securities.

     During the Reporting Period, Entergy and its Nonutility

Companies did not issue any securities in connection with the acquisition of Energy-Related Assets or Energy-Related Equity

Securities.

     IN WITNESS WHEREOF, the undersigned company has caused this certificate to be filed this 30th day of May, 2002.



ENTERGY CORPORATION



By:  /s/ Nathan E. Langston
     Nathan E. Langston
     Vice President and Chief Accounting Officer

_______________________________
1    Nonutility Companies are defined in the Application
Declaration as New Subsidiaries, "exempt wholesale generators" ("EWGs"), "foreign utility companies ("FUCOs"), "exempt telecommunications companies" ("ETCs"), Rule 58 Companies and other non-utility subsidiaries of Entergy (including EPMC and O&M
Subs) which Entergy is authorized or by rule permitted to acquire and own.